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                              June 14, 2021

       Stephen Vogel
       Chief Executive Officer and Chairman of the Board
       Tuscan Holdings Corp.
       135 E. 57th Street, 18th Floor
       New York, New York 10022

                                                        Re: Tuscan Holdings
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 3, 2021
                                                            File No. 001-38826

       Dear Mr. Vogel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 3, 2021

       Selected Historical Financial Information
       Selected Historical Financial Information - Tuscan, page 32

   1. Please ensure all amounts presented here correspond with amounts presented in the historical financial
statements, including amounts related to: Common stock subject to possible redemption;
Other income (expense); Other income (expense), net; and Loss per share.
       Background of the Business Combination, page 99

   2. We note your revisions in response to prior comments 5 and 6. Please revise to provide investors with a better
understanding of the material factors used by your board in
                                                        evaluating Microvast
and the business combination. Specifically, please disclose the
                                                        Microvast projections,
including all material assumptions underlying those projections, such as those relating
to "market share, expenses and profitability," as referenced on page
 Stephen Vogel
FirstName  LastNameStephen Vogel
Tuscan Holdings Corp.
Comapany
June       NameTuscan Holdings Corp.
     14, 2021
June 14,
Page 2 2021 Page 2
FirstName LastName
         108. Provide quantified disclosure when possible.
Unaudited Pro Forma Condensed Combined Financial Statements, page 130

3. Please revise your disclosures related to the Earnout Shares to explain your proposed accounting for the shares and revise the pro forma financial statements accordingly. If you determine that the Earnout Shares will be required to be accounted for as liabilities, please disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements.
4. Refer to adjustment (G) in note 3 on page 139. Given the revised pro forma rules, please reflect any transaction costs that will be expensed as a non-recurring item in the pro forma
         statement of operations for the year ended December 31, 2020. Since the merger will be accounted for as a reverse recapitalization, it appears to us that costs incurred by Tuscan and costs incurred by Microvast that are not offering costs should be recorded in the pro forma statement of operations. Refer to Rule 11-02(a)(6) of Regulation S-X and Section
         II.D of SEC Release 33-10786.

Microvast's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Components of Results of Operations
Revenue, page 196

5. We note the header for certain revenue data is labeled as "Three-month ended December
         31". It appears you should correct the header to state March 31. Results of Operations, page 198

6. We note your response to prior comment 12. We also note your disclosures on page 202 that indicate inventory impairments are recorded in general and administrative expenses;
         however, it is not clear to us why inventory impairments are not recorded in cost of revenue. Please revise your financial statements to re-classify inventory impairments or more fully explain why you believe the current classification is appropriate.
Financial Statements - Tuscan Holdings Corp.
Note 2. Restatement of Previously Issued Financial Statements, page F-10

7. We note your disclosures related to the Private Warrants. We also note you appear to account for the Public Warrants as equity. Please provide us with your analysis under
         ASC 815-40 to support your accounting treatment for the public warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
 Stephen Vogel
Tuscan Holdings Corp.
June 14, 2021
Page 3
      provisions in accordance with the guidance in ASC 815-40.
Condensed Consolidated Statements of Changes in Stockholders' (Deficit) Equity, page F-34

8. Please more fully explain how you determined the change in value of common stock subject to possible redemption during the three months ended March 31, 2021 that
      resulted in stockholders    (deficit) equity declining below $5 million.
In addition, based on
      the disclosures, in note 1 on page F-37 and throughout the filing, that the Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5 million, please more fully explain why you believe the Business Combination can proceed.
General

9. We note the disclosure that you received stockholder approval for an additional extension of the date by which you must complete a business combination to July 31, 2021. In your
      Form 8-K filed April 28, 2021, you disclose that you did not receive the approval of 65%
      of the shares necessary to approve the Extension Amendment Proposal. You also disclose that the 65% threshold in Article Sixth of your certificate of incorporation will not be applicable and that as of May 1, 2021, the Extension Amendment Proposal may be
      approved by a simple majority of the shares. On May 10, 2021, it appears that the
      Extension Amendment Proposal was approved using the majority approval standard.
      Please provide a discussion of the interpretation of your certificate that resulted in the change to the number of shares required to approve the Extension Amendment and the risk that a court could view this differently and determine that you were not permitted to operate after the expiration date of the SPAC. Also discuss the potential consequences should a court disagree with your interpretation of your certificate of incorporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Vogel
                                                            Division of
Corporation Finance
Comapany NameTuscan Holdings Corp.
                                                            Office of
Manufacturing
June 14, 2021 Page 3
cc:       Alan Annex
FirstName LastName